Exhibit 99.1

Lifeway Foods, Inc. Announces Results for the Third Quarter Ended September 30, 2021

Delivers net sales of $29.6 million, an impressive 13.5% increase and the eighth consecutive quarter of year-over-year net sales growth

Remains confident around ability to manage supply chain, issuing triple the lead time to vendors

Successfully completed the acquisition of certain assets of GlenOaks Farms

Morton Grove, IL — November 15, 2021— Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the third quarter ended September 30, 2021.

“I am thrilled to report yet another consecutive quarter of year-over-year growth for Lifeway Foods, as the third quarter was highlighted by a strong 13.5% increase in net sales when compared to the same period in 2020, and a 15.2% increase for the first nine months of 2021,” commented Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “This quarter we furthered our dedicated customer acquisition strategies with increased investments in our marketing and advertising programs, which continue to contribute to increased customer engagement and enhanced brand performance. Our elevated marketing alongside our improving execution of the Lifeway 2.0 strategy and the growing consumer trend towards gut health should help sustain Lifeway’s growth as we move forward. We continue to feel excited and validated by the ongoing research around probiotics and their influence on gut health, mental health and immunity, all of which are especially important with the impact of Covid-19. We are looking forward to finishing off strong in 2021, and entering 2022 with momentum through the continued efficient execution of our growth strategies.”

Smolyansky added, “Separate from our current brand performance, I would also like to highlight some recent business events that we are very excited about. On August 18, we completed the acquisition of certain assets of GlenOaks Farms, our first expansion outside of kefir and into drinkable yogurt. GlenOaks has strong distribution in Western U.S. retailers, which is strategically significant as we are looking to further our presence in the region, and also a great complement to our portfolio as Freshmade has a strong eastern presence, alongside the national presence of Lifeway. Initial results have been encouraging, and we are looking forward to further integrating GlenOaks into our strategy and expanding its reach. Lastly, we announced the introduction of Lifeway Oat, our probiotic cultured oat drinkables, a great-tasting dairy-free, plant-based beverage in a variety of flavors which connects several of the fastest growing industry trends today. We are bullish on the potential of this product and have already secured national distribution at four major retail partners with shipments beginning to our first customer in the fourth quarter of 2021.”

Smolyansky continued, “We also have strong distribution trends for our core kefir line, which is seeing new distribution on multiple SKUs at top retailers in the coming months and into 2022. A major strength for Lifeway right now is our supply chain control. We do not foresee any shortages, and we have already prepared extra inventory for the anticipated holiday surge. We are issuing three times the lead time when ordering raw materials and have taken the necessary steps to meet demand, similar to our advanced action plan protocols that helped us successfully navigate the Covid-19 pandemic health regulations and product stockpiles.”

Third Quarter 2021 Results

Net sales were $29.6 million for the third quarter, an increase of $3.5 million or 13.5% from the same period in 2020. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir, and to a lesser extent the favorable impacts from the completed acquisition of GlenOaks Farms in the third quarter.

Gross profit as a percentage of net sales was 23.7% for the third quarter ended September 30, 2021.

Selling expenses increased $0.6 million to $2.7 million for the third quarter from $2.1 million in the third quarter of 2020. The increase was due to increased investment in advertising and marketing programs.

General and administrative expenses increased $0.4 million to $3.2 million for the third quarter of 2021 from $2.8 million during the same period in 2020. The increase is primarily a result of incentive compensation expense.

Income tax expense was $0.5 million for the third quarter of 2021, compared to $0.8 million during the same period in 2020.

The Company reported net income of $0.5 million or $0.03 per basic and diluted common share for the third quarter ended September 30, 2021.

1

Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details will be available today at approximately 9:00 a.m. ET. The webcast will be available over the Internet through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/. An audio replay will be available through November 29, 2021. North American listeners may dial 844-512-2921 and international listeners may dial 412-317-6671. The passcode is 11147523.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland, France and the United Kingdom. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

2

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2021 and December 31, 2020

(In thousands)

	September 30,
	2021	December 31,
	Unaudited	2020
Current assets
Cash and cash equivalents	$10,018	$7,926
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,290 and $1,350 at September 30, 2021 and December 31, 2020 respectively	9,828	8,002
Inventories, net	7,572	6,930
Prepaid expenses and other current assets	1,315	1,163
Refundable income taxes	415	31
Total current assets	29,148	24,052

Property, plant and equipment, net	20,546	21,048
Operating lease right-of-use asset	255	345

Intangible assets
Goodwill and indefinite-lived intangibles	14,224	12,824
Other intangible assets, net	4,367	–
Total intangible assets	18,591	12,824

Other assets	1,800	1,800
Total assets	$70,340	$60,069

Current liabilities
Current portion of note payable	$1,000	$–
Accounts payable	7,867	5,592
Accrued expenses	3,872	2,196
Accrued income taxes	100	653
Total current liabilities	12,839	8,441
Line of credit	2,777	2,768
Note payable	3,726	–
Operating lease liabilities	113	165
Deferred income taxes, net	1,764	1,764
Other long-term liabilities	62	77
Total liabilities	21,281	13,215

Commitments and contingencies	–	–

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at September 30, 2021 and December 31, 2020	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,435 and 15,604 outstanding at September 30, 2021 and December 31, 2020, respectively	6,509	6,509
Paid-in capital	2,387	2,600
Treasury stock, at cost	(13,436)	(12,450)
Retained earnings	53,599	50,195
Total stockholders' equity	49,059	46,854

Total liabilities and stockholders' equity	$70,340	$60,069

3

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and nine months ended September 30, 2021 and 2020

(Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

Net sales	$29,553	$26,039	$88,091	$76,441

Cost of goods sold	21,915	17,710	63,273	53,613
Depreciation expense	645	752	2,099	2,326
Total cost of goods sold	22,560	18,462	65,372	55,939

Gross profit	6,993	7,577	22,719	20,502

Selling expenses	2,722	2,116	8,510	7,411
General and administrative	3,194	2,805	8,702	8,681
Amortization expense	33	39	33	117
Total operating expenses	5,949	4,960	17,245	16,209

Income from operations	1,044	2,617	5,474	4,293

Other income (expense):
Interest expense	(30)	(27)	(72)	(96)
Gain on investments	–	–	2	4
Loss on sale of property and equipment	(5)	–	(88)	(28)
Other (expense) income, net	(2)	–	(61)	2
Total other income (expense)	(37)	(27)	(219)	(118)

Income before provision for income taxes	1,007	2,590	5,255	4,175

Provision for income taxes	527	764	1,851	1,223

Net income	$480	$1,826	$3,404	$2,952

Earnings (loss) per common share:
Basic	$0.03	$0.12	$0.22	$0.19
Diluted	$0.03	$0.12	$0.22	$0.19

Weighted average common shares:
Basic	15,473	15,602	15,572	15,595
Diluted	15,651	15,642	15,712	15,621

4

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income	$3,404	$2,952
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,132	2,443
Non-cash interest expense	9	17
Non-cash rent expense	1	(38)
Bad debt expense	6	(3)
Deferred revenue	(23)	(73)
Stock-based compensation	608	274
Deferred income taxes	–	369
Loss (gain) on sale of property and equipment	88	28
(Increase) decrease in operating assets:
Accounts receivable	(1,832)	(1,464)
Inventories	(642)	(80)
Refundable income taxes	(384)	492
Prepaid expenses and other current assets	(152)	248
Increase (decrease) in operating liabilities:
Accounts payable	2,275	756
Accrued expenses	1,498	(595)
Accrued income taxes	(553)	22
Net cash provided by operating activities	6,435	5,348

Cash flows from investing activities:
Purchases of property and equipment	(1,685)	(1,168)
Proceeds from sale of property and equipment	–	5
Acquisition, net of cash acquired	(5,800)	–
Net cash used in investing activities	(7,485)	(1,163)

Cash flows from financing activities:
Purchase of treasury stock	(1,583)	(405)
Payment of deferred financing cost	(25)	–
Proceeds from note payable	5,000	–
Repayment of note payable	(250)	–
Net cash provided by (used in) financing activities	3,142	(405)

Net increase in cash and cash equivalents	2,092	3,780

Cash and cash equivalents at the beginning of the period	7,926	3,836

Cash and cash equivalents at the end of the period	$10,018	$7,616

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$2,788	$335
Cash paid for interest	$60	$82

Non-cash investing activities
Increase (decrease) in right-of-use assets and operating lease obligations	$45	$(58)

Non-cash financing activities
Issuance of common stock under equity incentive plans	$–	$522

5